1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Brendan C. Fox brendan.fox@dechert.com +1 202 261 3381 Direct +1 202 261 3081 Fax

September 29, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Deborah O’Neal-Johnson, Division of Investment Management

Re:	Old Westbury Funds, Inc. (the “Registrant”)
(File Nos. 033-66528 and 811-07912)

Dear Ms. O’Neal-Johnson:

Thank you for your additional comments received on September 28, 2020 regarding Post-Effective Amendment No. 81 to the registration statement on Form N-1A for the Registrant with respect to Old Westbury Credit Income (the “Fund”), a new series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2020. The Registrant has considered your comments and has authorized us to make the responses discussed below on its behalf.

PROSPECTUS

Comment 1.	The Staff notes that the Fund reserves the right to invest significantly in non-agency, non-investment grade asset-backed securities. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. In your response please include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act of 1940. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155.
Response 1.	Registrant is cognizant of its obligation to operate the Fund consistent with the requirements of Rule 22e-4 under the Investment Company Act of 1940. To the extent that any

27018513.3

investments, including non-agency, non-investment grade asset backed securities, are deemed to be illiquid, the Fund will not invest in such investments if, immediately after the acquisition, more than 15% of its net assets would be invested in illiquid investments.

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If you have any questions, please feel free to contact me at (202) 261-3381.

Very truly yours,

/s/ Brendan C. Fox___

Brendan C. Fox